November 7, 2013

Ms. Mara L. Ransom

Assistant Director

Ms. Elizabeth Walsh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: Universal Bioenergy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 15, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 20, 2013

Current Report on Form 8-K

Filed August 6, 2013

File No. 333-123465

Dear Ms. Ransom;

This letter will address the issues and concerns raised in the SEC Comment Letter dated October 8, 2013 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”) reports Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the fiscal quarter ended March 30, 2013, and Form 8-K filed on August 6, 2013. The questions in your Comment Letter are restated below, with our corresponding responses.

1. SEC COMMENT:

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

General

1. We note your indication on the cover page of your Form 10-K that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and that you have checked the box indicating that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Universal Bioenergy Inc. • 19800 MacArthur Blvd., Suite 300 • Irvine, CA 92612 • Tel 949-559-5017 • Fax 951-281-4653

(1)

However, a review of your reporting history does not reflect registration of a class of your securities pursuant to Section 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form SB-2 (file no. 333-123465) you originally filed on March 21, 2005. Please tell us why you believe you are required to file reports pursuant to the Exchange Act. Alternatively, either file a registration statement on Form 10 or Form 8-A, as applicable, to register a class of securities or file a Form 15 to deregister and terminate your reporting obligations, if you are eligible to do so.

OUR RESPONSE:

On October 15, 2013, we filed Form 8-A, “For Registration Of Certain Classes Of Securities Pursuant To Section 12(B) Or (G) Of The Securities Exchange Act Of 1934”, to register our common stock. This action will now require us to file reports pursuant to Section 12(G) the Securities Exchange Act.

2. SEC COMMENT:

Item 1A. Risk Factors, page 10

2. We note that you failed to timely file certain Current Reports on Form 8-K, including but not limited to (i) the Form 8-K, filed on August 6, 2013, which disclosed the July 15, 2013 approval of your board of directors to modify the end date of your fiscal year, and (ii) the Form 8-K filed on July 2, 2012, which related to a resolution regarding a stock dividend you passed on June 2, 2012. See General Instruction B.1 to Form 8-K. We also note that you have filed several Form 12b-25 Notifications of Late Filing, most recently in connection with your Form 10-K for the Fiscal Year ended June 30, 2013, your Form 10-Q for the Fiscal Quarter ended March 31, 2013, your Form 10-K for the Fiscal Year ended December 31, 2012, and your Form 10-Q for the Fiscal Quarter ended September 30, 2012. In future filings, to the extent that you choose to include risk factor disclosure in your filing, please discuss in a risk factor your failure to timely file Current Reports on Form 8-K and periodic reports on Forms 10-Q and 10-K.

OUR RESPONSE:

We note that full disclosure regarding risk factors related to the failure to timely file Current Reports on Form 8-K, and periodic reports on Forms 10-Q and 10-K, was not included in our previous filings. However, we intend to timely file all future periodic reports within the SEC’s instructions and guidelines as required. Below is the form of disclosure that was commenced and included in our Form 10-K Annual Report for the period ending June 30, 2013, and will be continued, either by inclusion or reference, in all subsequent filings as required;

“An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report on Form 10-K, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.”

Management’s Focus on Business Matters have delayed certain mandatory filings.

As a consequence of managements’ focus on business matters and acquisitions, the Company has not timely filed all form 8-K’s required to be filed pursuant to the Securities Exchange Act of 1934 and have frequently filed our Form 10-Q and Form 10-K filings after the prescribed filing dates. These delays may materially and adversely affect the marketability and liquidity of our shares, and accordingly may materially and adversely affect the value of an investment in our common stock as our shareholders and investors would not have access to current information. In addition, when we are delinquent in filing reports, it may adversely affect our shareholders ability to use the exemption provided under Rule 144 of the Securities Act of 1933 to remove the restrictive legend from their shares and, consequently, negatively impact the tradability of their shares.

(2)

3. SEC COMMENT:

Item 9A. Controls and Procedures, page 44

3. As discussed above, we note that you failed to timely file certain Current Reports on Form 8-K and certain periodic reports on Forms 10-Q and 10-K. In future filings, please consider whether the failure to timely file such forms impacts your disclosure controls and procedures. Since one element of disclosure controls and procedures is the filing or submission of reports within the time periods specified in the Commission’s rules and forms, please revise your disclosure to address whether management’s inability to fulfill the filing requirements of Rule 15d-11 is an additional material weakness in the design of your disclosure controls and procedures, as defined in Rule 15d-15(e).

OUR RESPONSE:

We note that full disclosure regarding risk factors related to the failure to timely file Current Reports on Form 8-K, and periodic reports on Forms 10-Q and 10-K, was not included in our previous filings. However, we intend to timely file all future periodic reports within the SEC’s instructions and guidelines as required. Below is the form of disclosure that was commenced and included in our Form 10-K Annual Report for the period ending June 30, 2013, and will be continued, either by inclusion or reference, in all subsequent filings as required.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives. As required by SEC Rule 13a-15(b), our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our principal executive officer and our principal financial officer, are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management is required to base its assessment of the effectiveness of our internal control over financial reporting on a suitable, recognized control framework, such as the framework developed by the Committee of Sponsoring Organizations (COSO). The COSO framework, published in Internal Control-Integrated Framework, is known as the COSO Report. Our principal executive officer and our principal financial officer, have has chosen the COSO framework on which to base its assessment. Based on this evaluation, we have concluded that, as of June 30, 2013, internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate segregation of duties consistent with control objectives; (2) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes that resulted in certain filings being delayed or late.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies, like ours, face additional limitations. Smaller reporting companies employ fewer individuals and find it difficult to properly segregate duties. Often, only a few individuals control every aspect of the Company's operation and are in a position to override any system of internal control. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

This annual report does not include an attestation report of our independent registered public accounting firm over management’s assessment regarding internal control over financial controls. Management’s report was not subject to attestation by our registered public accounting firm pursuant to an exemption for smaller reporting companies under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of certain events. However, as noted, when the size of our Company and its finance department is materially increased, the deficiencies can be addressed. Once increased, we intend to create a new finance and accounting position that will allow for proper segregation of duties consistent with control objectives, and will increase our personnel resources and technical accounting expertise within the accounting function; and we will prepare and implement appropriate written policies and checklists which set forth procedures for accounting and financial reporting with respect to the requirements and application of US generally accepted accounting principles and SEC disclosure requirements. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote or when the size of our Company and our finance department will materially increase to address these issues.

(3)

4. SEC COMMENT:

Item 12. Security Ownership of Certain Beneficial Holders and Management, page 47

4. We note that, in Note 12 to your Consolidated Financial Statements, Subsequent Events, on page 43 of your Form 10-K, you disclose that:

“[o]n January 11, 2013, a non-affiliated party purchased a portfolio of 14 of the Company’s Notes, with a total principal amount of $3,234,775 from various Note Holders. On April 10, 2013, the Company converted the entire portfolio of these Notes payable, with a principle amount of $3,234,775 and issued 1,568,630,000 common shares for that conversion. [ . . ] The 1,568,630,000 shares is the equivalent of 52.29% of the Company’s outstanding shares of common stock.”

Considering it appears that the ability to convert the notes was within your control, please explain why this information was not reflected in your disclosure pursuant to Items 403(a) and 403(c) of Regulation S-K. Alternatively, please revise your annual report to reflect this disclosure. Please also explain how you calculated that the 1,568,630,000 shares of your common stock issued upon conversion of the promissory notes constituted 52.29% of your outstanding common stock at such time, when your Form 10-Q for the period ending March 31, 2013 indicates a different percentage. Finally, please explain why an Item 5.01, Changes in Control of Registrant, Form 8-K was not timely filed when your board of directors, a committee of your board of directors, or authorized officer(s) determined to convert the notes.

OUR RESPONSE:

All of the Convertible Promissory Notes were converted to common stock of the Company solely at the request and direction of the Note Holders, pursuant to the terms and conditions of the Notes. The Company did not solicit the Note Holders to convert their debt, nor make any decision regarding the Note Holders with respect to converting their debt to stock. Below is the form of amended or corrected disclosure that was commenced and included in our Form 10-K Annual Report for the period ending June 30, 2013, and will be continued, either by inclusion or reference, in all subsequent filings as required.

(4)

Under: PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUERS PURCHASES OF EQUITY SECURITIES.

RECENT SALES OF UNREGISTERED SECURITIES

Common Stock Issued

Fiscal Year 2013 – Period April 1, 2013 through June 30, 2013

On April 10, 2013, the Company converted a portfolio of 14 Notes payable, with a principle amount of $3,234,775 and issued 1,568,630,000 common shares for that conversion. The final conversion of these Notes included $3,234,775 in principal and $0.00 in accrued interest that was due on the Notes upon conversion. This leaves a remaining balance of $0.00 on these Notes. This conversion of debt reduced the Company’s Notes Payables by a principal amount of $3,234,775. The 1,568,630,000 shares is the equivalent of 61.78% of the Company’s 2,538,903,268 outstanding shares of common stock that were issued and outstanding on May 20, 2013, as reported in the Company’s Form 10-Q Report for the period ended March 31, 2013. Previously on January 11, 2013, a non-affiliated party acquired the portfolio of these 14 of the Company’s Notes, with a total principal amount of $3,234,775 from various Note Holders in a non-public private transaction.

Revisions Under: PART III

The following disclosure of information is now reflected in our Form 10-K Annual Report for the period ending June 30, 2013, pursuant to Items 403(a) and 403(c) of Regulation S-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table lists stock ownership of our Common Stock as of June 30, 2013 based on 2,660,594,986 shares of common stock issued and outstanding. The information includes beneficial ownership by (i) holders of more than 5% of our Common Stock, (ii) each of two directors and executive officers and (iii) all of our directors and executive officers as a group. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them.

Name and Address of Owner	Title of Class	Number of Shares Owned (1)	Percentage of Class
Vince M. Guest	Common Stock	16,242,967	0.61%
Solomon Ali	Common Stock	18,906,266	0.71%

All Officers and Directors
As a Group (2 persons)	Common Stock	35,149,233	1.32%
Global Energy Group (2)	Common Stock	1,568,630,000	58.957%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2) Global Energy Group’s controlling entity has been disclosed to us as Rainco Management LLC, and the control person for Rainco Management LLC is Nicole Singletary.

(5)

Changes in Control

On January 11, 2013, a non-affiliated party purchased a portfolio of 14 of the Company’s Promissory Notes, in a private transaction directly from the individual Note Holders, with a total principal amount of $3,234,775. On April 10, 2013, the Company converted this portfolio of 14 Promissory Notes into common shares of stock; and issued 1,568,630,000 common shares for that conversion. The 1,568,630,000 shares is the equivalent of 61.78% of the Company’s 2,538,903,268 outstanding shares of common stock that were issued and outstanding on May 20, 2013, as reported in the Company’s Form 10-Q Report for the period ended March 31, 2013. The purchasing party was Global Energy Group, and its controlling entity has been disclosed to us as Rainco Management LLC. Global Energy Group is now deemed an affiliate.

The shares issued to Global Energy Group are restricted securities. Restricted securities are securities acquired in unregistered, private sales from the issuer or from an affiliate of the issuer. Investors typically receive restricted securities through private placement offerings pursuant to Regulation D, employee stock benefit plans, as compensation for professional services, or in exchange for providing "seed money" or start-up capital to the company. Rule 144(a)(3) identifies what sales result in restricted securities. Pursuant to Rule 144 of the Securities Act of 1933, control securities are those held by an affiliate of the issuing company. An affiliate is a person, such as an officer, director or large shareholder, (e.g. owning 10% of a company’s outstanding shares), in a relationship of control with the issuer. Control means the power to direct the management and policies of the company in question, whether through the ownership of voting securities, by contract, or otherwise.

Therefore, Global Energy Group is subject to the limitations of Rule 144 on sales of any of its stock. The restrictions on the sales of restricted stock per Rule 144 include holding the stock for a minimum of six months after issuance, and it would therefore be limited to selling an amount equal to 1% of the Company’s issued and outstanding shares every 90 days. When and if it did decide to sell any of its stock, the federal securities laws require them to file a Form 144, (Notice of Proposed Sale of Securities), notifying the SEC of their intent to sell any of its stock in accordance with the Rule 144 guidelines and limitations.

Finally, please explain why an Item 5.01, Changes in Control of Registrant, Form 8-K was not timely filed when your board of directors, a committee of your board of directors, or authorized officer(s) determined to convert the notes.

Regarding the lack of timely filing of an Item 5.01, Changes in Control of Registrant, Form 8-K, this was due to a consequence of managements’ focus on business matters, management, operations and acquisitions, which caused a delay in the timely filing of these reports according to the prescribed filing dates. However, we intend to timely file all future periodic reports within the SEC’s instructions and guidelines as required. Additionally, all of the Convertible Promissory Notes were converted to common stock of the Company solely at the request and direction of the Note Holders, pursuant to the terms and conditions of the Notes. The Company did not solicit the Note Holders to convert their debt, nor make any decision regarding the Note Holders with respect to converting their debt to stock. Below is the form of amended or corrected disclosure that was commenced and included in our Form 10-K Annual Report for the period ending June 30, 2013, and will be continued, either by inclusion or reference, in all subsequent filings as required.

5. SEC COMMENT:

Item 15. Signatures, page 50

5. Please file Exhibit 21, Subsidiaries, as a separate exhibit to your Form 10-K.

OUR RESPONSE:

Exhibit 21, Subsidiaries was filed as a separate exhibit in our Form 10-K Annual Report for the period ending June 30, 2013, and will be continued, either by inclusion or reference, in all subsequent filings as required.

(6)

6. SEC COMMENT:

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2013

6. We note that you believe you qualify as an “emerging growth company.” Considering it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011, we do not believe you are eligible to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your annual report accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

OUR RESPONSE:

Upon a closer perusal of the guidelines, as defined in Section 101(d) of the Jumpstart Our Business Startups Act, we do not believe that our Company qualifies as an “emerging growth company”. Therefore, we have deleted all information reflecting this issue and form of disclosure, in our filings, commencing with our Form 10-K Annual Report for the period ending June 30, 2013, and this disclosure will not be reflected or included in any subsequent filings.

7. SEC COMMENT:

CURRENT REPORT ON FORM 8-K, FILED AUGUST 6, 2013

7. Please confirm that your Annual Report on Form 10-K, which was due to be filed September 30, 2013, will cover the transition period from January 1, 2013 until June 30, 2013. See Exchange Act Rules 15d-10 and 13a-10. In addition, please provide us with your estimate of when you believe you will file such Form 10-K.

OUR RESPONSE:

The Form 10-K Annual Report for the period ended June 30, 2013, was filed on October 15, 2013. This is to confirm that the Form 10-K Annual Report for the period ended June 30, 2013, that was filed on October 15, 2013, (as noted on the cover page) covered the transition period from January 1, 2013 until June 30, 2013.

The Company also acknowledges the following;

a. The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This completes the full response to the questions and comments as requested in your Letter dated October 8, 2013 regarding the report and forms indicated above. We have spent considerable time and expense to focus on preparing and filing all of the rest of our required SEC reports and to make timely filings of these reports in the future. We all truly understand the importance of this matter.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

Vince M. Guest

Vince M. Guest

Its: President and CEO

SEC – Comment Response 11-7-13